FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS PROVIDES UPDATE ON ITS TTI-621 PROGRAM AT THE
AMERICAN SOCIETY OF HEMATOLOGY 59TH ANNUAL MEETING

•	Locoregional Tumor Regression Frequently Observed in CTCL Patients Receiving Intratumoral TTI-621 Monotherapy

•	Heavily Pre-treated Patients with Relapsed/Refractory DLBCL Can Achieve Objective Responses and/or Prolonged Progression-Free Intervals, Particularly when Treated in Combination with Rituximab

•	Growing Safety Database Shows TTI-621 to be Well Tolerated

TORONTO, December 11, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that new clinical data from ongoing Phase 1 a/b trials for its CD47-blocking agent, TTI-621 (SIRPa-IgG1 Fc), were presented at the American Society of Hematology 59th Annual Meeting, December 9-12, in Atlanta.

Poster Presentation 4076: A Single Direct Intratumoral Injection of TTI-621 (SIRPaFc) Induces Antitumor Activity in Patients with Relapsed/Refractory Mycosis Fungoides and Sézary Syndrome: Preliminary Findings Employing an Immune Checkpoint Inhibitor Blocking the CD47 “Do Not Eat” Signal. Presenter: Christiane Querfeld, MD, PhD, City of Hope National Medical Center.

This poster presentation highlighted preliminary safety and anti-tumor activity of intratumoral TTI-621 administration in highly pretreated patients with relapsed or refractory mycosis fungoides or Sézary syndrome. Intratumoral injection was well tolerated, with no dose-limiting toxicity observed. A rapid reduction in CAILS scores, which measures local lesion responses, was observed in 9 out of 10 mycosis fungoides patients and a reduction in circulating leukemic Sézary cells was observed in 3 out of 3 patients. Several patient profiles were presented which demonstrate clinical responses in disfiguring lesions, in some cases after a single dose of TTI-621. Collectively, the data demonstrate that cutaneous T-cell lymphoma (CTCL) appears biologically responsive to intratumoral injections of TTI-621, and enrollment in this trial (NCT02890368) is continuing.

Poster Presentation 4116: TTI-621 (SIRPaFc), an Immune Checkpoint Inhibitor Blocking the CD47 “Do Not Eat” Signal, Induces Objective Responses in Patients with Advanced, Relapsed/Refractory Diffuse Large B-cell Lymphoma (DLBCL). Presenter: Stephen Ansell, MD, PhD, Division of Hematology, Mayo Clinic.

This poster presentation summarized the overall safety profile of intravenous TTI-621 in patients with relapsed/refractory hematologic malignancies and preliminary anti-tumor activity in patients with diffuse large B-cell lymphoma (DLBCL). Weekly infusions of TTI-621 were shown to be well tolerated, and notably, transient thrombocytopenia was attenuated after the first dose. These data, combined with the previously reported results from the dose escalation phase, demonstrate a favorable safety profile of intravenous TTI-621 in over 100 patients. Intravenous administration of TTI-621, particularly in combination with rituximab, resulted in objective responses in 5 out of 18 evaluable patients with heavily pre-treated, relapsed/refractory DLBCL, and several others experienced prolonged progression-free intervals.

“The regression of local tumor lesions observed in most CTCL patients treated with intratumoral TTI-621 monotherapy provides us with a rationale to initiate a sharply focussed effort to characterize efficacy in this largely incurable disease, as well as other forms of T-cell lymphoma. Having completed the dose-escalation phase, we are now pursuing weekly dosing in the intratumoral trial with the goal of inducing systemic responses. In parallel, we continue to enroll a wide variety of T-cell lymphoma patients, including CTCL, into an expanded cohort in the intravenous TTI-621 trial,” said Trillium CEO Dr. Niclas Stiernholm. “Notwithstanding the added level of complexity associated with developing combination therapies, the emerging signal in the DLBCL cohort is intriguing, especially since these patients have previously progressed after rituximab therapy.” Dr. Stiernholm added, “With growing evidence supporting the tolerability of dose intensification we are now able to assess whether increasing systemic exposure of TTI-621 leads to greater anti-tumor activity in patients, including those with T-cell malignancies.”

Copies of both posters will be available on Trillium’s website at the time of the presentations www.trilliumtherapeutics.com

About Cutaneous T-Cell Lymphoma (CTCL)

CTCL is a type of non-Hodgkin’s lymphoma which is characterized by localization of malignant T lymphocytes to the skin. The two most common types of CTCL are mycosis fungoides and Sézary syndrome. The disease most often involves the skin, may progress to involve lymph nodes, blood, viscera and other organs, and in select cases may become leukemic.

About Diffuse Large B-Cell Lymphoma (DLBCL)

DLBCL is the most common form of non-Hodgkin lymphoma, a cancer of white blood cells responsible for producing antibodies. While effective therapies exist for newly diagnosed DLBCL, cancer that has relapsed after treatment, or whose cancer is treatment resistant, represent an area of high unmet medical need.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's belief that CTCL appears highly responsive to intratumoral injections of TTI-621, and that TTI-621 could represent a promising therapeutic approach for patients with CTCL, and potentially for DLBCL in combination treatment. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com